                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------

                                   BELK, INC.
                                   ----------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                                       ---
                                 (CUSIP Number)

                               Sarah Belk Gambrell
                                300 Cherokee Road
                               Charlotte, NC 28207
                                 (704-553-8296)
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Larry D. Estridge, Esq.
                     Wyche, Burgess, Freeman & Parham, P.A.
                               Post Office Box 728
                              Greenville, SC 29602
                                 (864-242-8200)

                                   May 2, 1998
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
         Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                         (Continued on following pages)

                                Page 1 of 7 Pages

SCHEDULE 13D                                       FORMS                                      7060
------------------------------------------------------------------------------------------------------
CUSIP No. N/A                                        13D                   PAGE 2 OF 7 PAGES
------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
                 Sarah Belk Gambrell

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       -----------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)   [ ]
                                                                                        (b)   [ ]
------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
             00 - See Item 3
------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                                                [ ]
------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER                                   9,207,558
                                                                     Class A Common Stock
     SHARES                                                                 See Item 5
                --------------------------------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER                                 2,576,465(1)
                                                                     Class A Common Stock
    OWNED BY                                                                See Item 5
                --------------------------------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER                              9,207,558
                                                                     Class A Common Stock
    REPORTING                                                               See Item 5
                --------------------------------------------------------------------------------------
   PERSON WITH    10    SHARED DISPOSITIVE POWER                            2,576,465(1)
                                                                     Class A Common Stock
                                                                            See Item 5
------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11,784,023   See Item 5
------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                     [ ]
------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.7%(2)     See Item 5
------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
               IN
------------------------------------------------------------------------------------------------------

--------------
1      See Item 5.

2      Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.

                               Page 2 of 7 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.                       Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Belk, Inc. ("Belk"), a Delaware corporation. Belk's principal executive offices are located at 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.


Item 2.                     Identity and Background

         Pursuant to Rules 13d(1)(k)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D. The undersigned owns Class A Common Stock both directly and indirectly. See Item 5.

         (a)      Sarah Belk Gambrell

         (b)-(c) Mrs. Gambrell's business address is 6100 Fairview Road, Suite 640, Charlotte, NC 28210. Mrs. Gambrell's principal occupation is management of investments and Director of Belk. Belk's address is 2801 West Tyvola Road, Charlotte, NC 28217-4500 and Belk is primarily engaged in the retail sales business.

         (d)-(e) During the last five years, Mrs. Gambrell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mrs. Gambrell is a citizen of the United States.


Item 3.            Source and Amount of Funds or Other Consideration.

         Pursuant to the Plan and Agreement of Reorganization (the "Reorganization Agreement"), dated as of November 25, 1997, as amended, by and among Belk, Belk Acquisition Co., a South Carolina corporation, and the Belk Companies named therein (the "Belk Companies"), the Belk Companies were merged with and into Belk, with Belk as the surviving corporation (the "Reorganization"). At the Effective Time of the Reorganization (as defined in the Reorganization Agreement), each outstanding share of capital stock (other than treasury shares and shares held by Belk Companies in other Belk Companies) of each Belk Company ("Belk Companies Common Stock") was converted into the right to receive a number of shares of Class A Common Stock as set forth in the Reorganization Agreement. Fractional shares were not issued. The Reporting Person owned, directly and indirectly, shares of Belk Companies Common Stock that were converted into Class A Common Stock in the Reorganization.

         The foregoing summary of the terms of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached as Annex B to Belk's Proxy Statement/Prospectus, as mailed to shareholders of the Belk Companies on March 13, 1998, and Exhibit 2.1 to Belk's Amendment No. 1 to Registration Statement (File No. 333-42935) filed with the Commission on March 5, 1998, and is specifically incorporated by reference herein.


                                Page 3 of 7 Pages

Item 4.                       Purpose of Transaction.

         The purpose of the underlying transaction which resulted in Mrs. Gambrell's beneficial ownership was the Reorganization. Upon effectiveness of the Reorganization, each outstanding share of Belk Companies Common Stock converted into the right to receive a number of shares of Class A Common Stock, as set forth in the Reorganization Agreement.

         As described in Item 5 (which response is specifically incorporated by reference herein), Mrs. Gambrell is in the process of exercising dissenters' rights with respect to her shares in certain of the Belk Companies, which will result in a decrease in the number of shares beneficially owned by her of Class A Common Stock.

         Mrs. Gambrell may, from time to time, increase, reduce or dispose of her investment in Belk, depending on general economic conditions in the markets in which Belk operates, the market price of the Class A Common Stock, the availability of funds, other opportunities available to the Reporting Person, and other considerations.

         Except as stated above and other than those changes instituted upon effectiveness of the Reorganization Agreement, Mrs. Gambrell has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D. Such changes pursuant to the Reorganization Agreement included changes to the Board of Directors, an increase in authorized stock and amendments to the Certificate of Incorporation and Bylaws of Belk.

Item 5.               Interest in Securities of the Issuer.

         (a)-(b) Mrs. Gambrell owns shares of Class A Common Stock both directly and indirectly. The following chart demonstrates such ownership.

                                                              Percentage of
                                          Number of        Outstanding Class A                  Attributed
               Owner                    Shares Owned         Common Stock(3)               Beneficial Ownership
               -----                   --------------        ------------                  --------------------
Trusts established by                     1,140,080             1.90925%             Shared(1)
W. H. Belk

Trusts under the will of                  1,436,385             2.4054%              Shared(2)
Mary I. Belk

Sarah Belk Gambrell                       9,207,558               15.4%              Sarah Belk Gambrell has the sole
                                                                                     power to vote and direct the
                                                                                     disposition of these shares

-----------------------

(1) Voting and disposition power for the trusts for Sarah Belk Gambrell and certain other Belk family members is shared by Mrs. Gambrell with certain other trustees. These other trustees are John M. Belk, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.
(2) Voting and disposition power for the trusts for Sarah Belk Gambrell and certain other Belk family members is shared by Mrs. Gambrell with certain other trustees. These other trustees are John M. Belk, Henderson Belk, W. H. Belk, Jr. and Irwin Belk.
(3) Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.

         (c) Except for the issuance of the shares of Class A Common Stock pursuant to the Reorganization Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein), no transactions in Class A Common Stock were effected during the past 60 days by any of the entities or natural persons listed in this Item 5.

         Mrs. Gambrell is in the process of exercising dissenters' rights with respect to her shares in certain of the Belk Companies, which exercise will result in a decrease in the number of shares beneficially owned by her of Class A Common Stock. The number by which her beneficial ownership of Class A Common Stock will decline as a result of her exercise of dissenters' rights cannot be determined at this time. An agreement between Belk and Mrs. Gambrell with


                                Page 4 of 7 Pages
respect to such exercise of dissenters' rights is set forth as Exhibit B to this
Schedule 13D (which agreement is specifically incorporated by reference herein).

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (e) Not applicable.


Item 6.       Contracts, Arrangements, Understandings or Relationships
                       with Respect to Securities of the Issuer.

         Other than the Reorganization Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein) and any ancillary documents executed pursuant to the Reorganization Agreement and the agreement with Belk respecting the exercise of dissenters' rights described in response to Item 5 (which response is specifically incorporated by reference herein), there are no contracts, arrangements, understandings or relationships with respect to the shares of Class A Common Stock owned by the Reporting Person.


Item 7.                 Material to be filed as Exhibits.

         The following Exhibits are filed as part of this Schedule 13D
Statement:

Exhibit A --  Plan and Agreement of Reorganization, dated as of November 25,
              1997, by and among Belk, Belk Acquisition Co. and the Belk Companies (incorporated by reference to Exhibit 2.1 to Belk's Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-42935) filed with the Commission on March 5, 1998).

Exhibit B --  Letter respecting dissenters' rights.


                                Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1998.


                                    SARAH BELK GAMBRELL
                                      /s/ Sarah Belk Gambrell
                                    --------------------------------------


                                Page 6 of 7 Pages

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                                INDEX TO EXHIBITS

   Exhibit    Description
   -------    -----------
   99.B       Plan and Agreement of Reorganization, dated as of November
              25, 1997, by and among Belk, Belk Acquisition Co. and the Belk
              Companies (incorporated by reference to Exhibit 2.1 to Belk's
              Amendment No. 1 to Registration Statement on Form S-4 (File
              No. 333-42935) filed with the Commission on March 5, 1998).

   99.B       Letter respecting dissenters' rights.


                                Page 7 of 7 Pages